# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HUDSON TECHNOLOGIES INC /NY, CIK 0000925528
CUSIP: 444144109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, New York (NY), 10965
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-26-001565
Filed by CIK 0001597857

## Reporting persons
- Hartree Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,971,302; shared voting power 0; sole dispositive power 4,971,302; shared dispositive power 0; aggregate amount beneficially owned 4,971,302 (11.8% of the class)

## Item 1. Issuer
Name of issuer: HUDSON TECHNOLOGIES INC /NY
Address of issuer's principal executive offices: PO BOX 1541, ONE BLUE HILL PLAZA, 14TH FLOOR, PEARL RIVER, NY 10965

## Item 2. Person Filing
Name of person filing: Hartree Partners, LP
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See cover page
Percent of class: See cover page
Sole power to vote or to direct the vote: See cover page
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See cover page
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hartree Partners, LP: /s/ Christine Stevenson, Christine Stevenson, Chief Compliance Officer (07/02/2026)